Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION OF
PENDRELL CORPORATION

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, Pendrell Corporation (the “Corporation”) hereby submits the following amendment to the Corporation’s Articles of Incorporation, as amended.

1. The name of the Corporation is Pendrell Corporation.

2. Effective upon filing of these Articles of Amendment with the Secretary of State of the State of Washington, a new Section A(1) shall be inserted after Article 5, Section A of the Articles of Incorporation, as amended, of the Corporation (as amended hereby) as follows:

1. Reverse Split. Effective as of 5:00 p.m., Pacific time, on September 30, 2016 (the “Effective Time”), (a) every ten (10) shares of Class A Common Stock, par value $0.01 per share, issued and outstanding or held in treasury, in each case, immediately prior to the Effective Time, shall be exchanged and combined into one (1) share of Class A Common Stock, $0.01 par value per share; and (b) every ten (10) shares of Class B Common Stock, par value $0.01 per share, issued and outstanding or held in treasury, in each case, immediately prior to the Effective Time, shall be exchanged and combined into one (1) share of Class B Common Stock, $0.01 par value per share (the “Reverse Split”). The Reverse Split will be effected on a shareholder-by-shareholder basis. No fractional shares of Class A Common Stock or Class B Common Stock shall be issued in connection with the Reverse Split. In lieu of issuing fractional shares resulting from the Reverse Split, the Corporation shall pay cash in an amount equal to such fraction multiplied by the average of the high and low bid prices of the Class A Common Stock as reported on NASDAQ during regular trading hours for the five trading days immediately preceding the Effective Time. The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of Class A Common Stock or Class B Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation.

3. The amendment was adopted by the Board of Directors of the Corporation on September 20, 2016 and by the shareholders of the Corporation on July 7, 2016.

4. The amendment was duly approved by the shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040.

5. These Articles of Amendment shall be effective as of 5:00 p.m., Pacific time, on September 30, 2016.

These Articles of Amendment are executed by a duly authorized officer of the Corporation on this 29th day of September, 2016.

PENDRELL CORPORATION

By: /s/ Timothy M. Dozois
Timothy M. Dozois, Corporate Counsel and Corporate
Secretary